April 4, 2007

Mail Stop 3561

By Facsimile and U.S. Mail

Mr. Steve Odland
Chairman and Chief Executive Officer
Office Depot, Inc.
2200 Old Germantown Road
Delray Beach, Florida   33445

> **Re: Office Depot, Inc.**
> **Form 10-K for the Fiscal Year Ended December 30, 2006**
> **Filed February 14, 2007**
> **File No. 1-10948**

Dear Mr. Odland:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief